File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

[redacted]

1 September 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] between 28 August and 1 September 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

M D Richardson

M D Richardson
Chief Financial Officer

dlw 9/11

Enclosures:
NZX Notice of Issue of Securities dated 28 August 2006
ASX Appendix 3B dated 28 August 2006
NZX Notice of Issue of Securities dated 29 August 2006
ASX Appendix 3B dated 29 August 2006
NZX Disclosure of Officers Relevant Interests – M T Goadby dated 29 August 2006
NZX Disclosure of Officers Relevant Interests – B J Nowell dated 29 August 2006
NZX Disclosure of Officers Relevant Interests – M N McConnell dated 29 August 2006
ASX Appendix 3B dated 31 August 2006
NZX Notice of Issue of Securities dated 1 September 2006

View Announcement

Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 28 August 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 360,001

3. Principal Terms of the Securities :

Issue of 200,000 Ordinary Shares following the exercise of 200,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.
Issue of 160,001 Ordinary Shares following the exercise of 160,001 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 200,000 Shares @ NZ$2.305 160,001 Shares @ NZ$2.525

5. Date of Issue : 28 August 2006

6. Number and Class of All Securities
Quoted, Including This Issue : 283,174,400 Ordinary Shares

7. Number and Class of All Securities
Not Quoted : 7,195,695
Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	15	

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- Notice of Issue of Securities
Status: *Currently being worked on by Sarah Borrie*
Sent - 29 Aug 2006 at 12:19:30 PM

Last 5 Released Announcement(s)

- Notice of Issue of Securities
Released - 28 Aug 2006 at 12:04:26 PM
- RESULTS OF RESOLUTIONS AT ANNUAL MEETING
Released - 22 Aug 2006 at 09:43:10 AM
- FISHER & PAYKEL APPLIANCES AGM PRESENTATION
Released - 21 Aug 2006 at 02:05:13 PM
- Fisher & Paykel Appliances AGM Speeches
Released - 21 Aug 2006 at 01:52:56 PM
- Notice of Issue of Securities
Released - 16 Aug 2006 at 09:31:36 AM

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Logged in (1)

- *L Ross*

Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 28 August 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	360,001
3.	Principal Terms of the Securities	:	Issue of 200,000 Ordinary Shares following the exercise of 200,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 160,001 Ordinary Shares following the exercise of 160,001 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	200,000 Shares @ NZ$2.305 160,001 Shares @ NZ$2.525
5.	Date of Issue	:	28 August 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	283,174,400 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	7,195,695

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	360,001
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 200,000 Ordinary Shares following the exercise of 200,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 160,001 Ordinary Shares following the exercise of 160,001 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,195,695	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

View Announcement

Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited Stock Exchange Release NZX 29 August 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 39,464

3. Principal Terms of the Securities : Issue of 26,668 Ordinary Shares following the exercise of 26,668 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

Issue of 12,796 Ordinary Shares following the cancellation of 40,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002 in consideration for the issue of the shares.

4. Issue Price : 26,668 Shares @ NZ$2.305
12,796 Shares @ NZ$0.00

5. Date of Issue : 29 August 2006

6. Number and Class of All Securities Quoted, Including This Issue : 283,213,864 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 7,129,027 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	

This announcement has no comments.

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Waiting for Release (1)

- Notice of Issue of Securities
  Status: *Waiting for review*
  Sent - 29 Aug 2006 at 12:19:30 PM

Last 5 Released Announcement(s)

- Notice of Issue of Securities
  Released - 28 Aug 2006 at 12:04:26 PM
- RESULTS OF RESOLUTIONS AT ANNUAL MEETING
  Released - 22 Aug 2006 at 09:43:10 AM
- FISHER & PAYKEL APPLIANCES AGM PRESENTATION
  Released - 21 Aug 2006 at 02:05:13 PM
- Fisher & Paykel Appliances AGM Speeches
  Released - 21 Aug 2006 at 01:52:56 PM
- Notice of Issue of Securities
  Released - 16 Aug 2006 at 09:31:36 AM

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Logged in (1)

- *L Ross*

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 29 August 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 39,464

3. Principal Terms of the Securities : Issue of 26,668 Ordinary Shares following the exercise of 26,668 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

   Issue of 12,796 Ordinary Shares following the cancellation of 40,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002 in consideration for the issue of the shares.

4. Issue Price : 26,668 Shares @ NZ$2.305
   12,796 Shares @ NZ$0.00

5. Date of Issue : 29 August 2006

6. Number and Class of All Securities Quoted, Including This Issue : 283,213,864 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 7,129,027
   Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	39,464
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 26,668 Ordinary Shares following the exercise of 26,668 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 12,796 Ordinary Shares following the cancellation of 40,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002 in consideration for the issue of the shares.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,129,027	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

NZX Market Announcement Platform (MAP)

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You are logged in as Linda Ross (Fisher & Paykel Appliances Holdings Limited - FPA)

View Announcement

Headline: Ongoing Disclosure M T Goadby

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Michael Taylor Goadby
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer President North America
5 Date of this disclosure notice 29 August 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Michael Taylor Goadby
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a))
Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 1 March 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 28 August 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) 1

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 520,000
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 320,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 200,000

Signature

M Goadby

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Michael Taylor Goadby
2. Name of issuer Fisher & Paykel Appliances Holdings Limited

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (1)

- Ongoing Disclosure M T Goadby
  Status: *Waiting for review*
  Sent - 29 Aug 2006 at 02:28:06 PM

Last 5 Released Announcement(s)

- Notice of Issue of Securities
  Released - 29 Aug 2006 at 12:21:22 PM
- Notice of Issue of Securities
  Released - 28 Aug 2006 at 12:04:26 PM
- RESULTS OF RESOLUTIONS AT ANNUAL MEETING
  Released - 22 Aug 2006 at 09:43:10 AM
- FISHER & PAYKEL APPLIANCES AGM PRESENTATION
  Released - 21 Aug 2006 at 02:05:13 PM
- Fisher & Paykel Appliances AGM Speeches
  Released - 21 Aug 2006 at 01:52:56 PM

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- *L Ross*

Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $3.592 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 430,000
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 320,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)
110,000

Signature

M Goadby

Embargo Until None

Description	Type	Size (kb)	Action
Ongoing Disclosure Goadby	PDF file	35	

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Michael Taylor Goadby
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	President North America
5	Date of this disclosure notice	29 August 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Michael Taylor Goadby
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	1 March 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	28 August 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	1

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Michael Taylor Goadby
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	President North America
5	Date of this disclosure notice	29 August 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Michael Taylor Goadby
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	1 March 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	28 August 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	1

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Michael Taylor Goadby
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	President North America
5	Date of this disclosure notice	29 August 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Michael Taylor Goadby
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	1 March 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	28 August 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	1

View Announcement

Headline Ongoing Disclosure - B J Nowell

Announcement text

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Brian James Nowell
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Retired 30 April 2006
5 Date of this disclosure notice 31 August 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Brian James Nowell
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a))
Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 29 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 29 August 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Cancellation of Options in Consideration for the Issue of Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 280,000
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 40,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 240,000

G. Signature
B J Nowell

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

Being Worked On (0)

No announcements are being worked on.

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No announcements pending.

Last 5 Released Announcement(s)

- Ongoing Disclosure - M N McConnell *Released - 31 Aug 2006 at 09:29:11 AM*
- Ongoing Disclosure - B J Nowell *Released - 31 Aug 2006 at 09:28:24 AM*
- Ongoing Disclosure M T Goadby *Released - 29 Aug 2006 at 02:31:48 PM*
- Notice of Issue of Securities *Released - 29 Aug 2006 at 12:21:22 PM*
- Notice of Issue of Securities *Released - 28 Aug 2006 at 12:04:26 PM*

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Logged in (1)

- *L Ross*

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Brian James Nowell
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Retired 30 April 2006
5	Date of this disclosure notice	31 August 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Brian James Nowell
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	29 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	29 August 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Cancellation of Options in Consideration for the Issue of Shares
14.	Consideration[8] (as required by regulation 10)	Nil
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	280,000
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	240,000

G. Signature

B J Nowell

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Brian James Nowell
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Retired 30 April 2006
5	Date of this disclosure notice	31 August 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Brian James Nowell
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	29 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	29 August 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Shares Issued in Consideration for the Cancellation of Options
14.	Consideration[8] (as required by regulation 10)	Nil
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	264,723
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	12,796

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	277,519

G. Signature

B J Nowell

View Announcement

Headline Ongoing Disclosure - M N McConnell

Announcement text

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Matt Neville McConnell
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Procurement
5 Date of this disclosure notice 31 August 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Matt Neville McConnell
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a))
Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 3 September 2004
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 29 August 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) 1

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 266,668
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 26,668

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 240,000

G. Signature

M N McConnell

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

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Last 5 Released Announcement(s)

- Ongoing Disclosure - M N McConnell *Released - 31 Aug 2006 at 09:29:11 AM*
- Ongoing Disclosure - B J Nowell *Released - 31 Aug 2006 at 09:28:24 AM*
- Ongoing Disclosure M T Goadby *Released - 29 Aug 2006 at 02:31:48 PM*
- Notice of Issue of Securities *Released - 29 Aug 2006 at 12:21:22 PM*
- Notice of Issue of Securities *Released - 28 Aug 2006 at 12:04:26 PM*

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Logged in (1)

- *L Ross*

Disclosure Notice

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Matt Neville McConnell
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Procurement
5	Date of this disclosure notice	31 August 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Matt Neville McConnell
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	3 September 2004
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	29 August 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	1

5437865

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Exercise of Options to Buy Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	Nil
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	266,668
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	26,668

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	240,000

G. Signature

M N McConnell

M N McConnell

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Matt Neville McConnell
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Procurement
5	Date of this disclosure notice	31 August 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Matt Neville McConnell
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	3 September 2004
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	29 August 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	1

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Acquisition of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$2.305 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	13,352
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	26,668

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	40,020

H. Signature

M N McConnell

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,109,027	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36. ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

View Announcement

Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited NZX Stock Exchange Release 1 September 2006 Notice of Issue of Securities 1. Class of Securities Issued : Ordinary Shares 2. Number of Securities Issued : 20,000 3. Principal Terms of the Securities : Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. 4. Issue Price : 20,000 Shares @ NZ$2.525 5. Date of Issue : 31 August 2006 6. Number and Class of All Securities Quoted, Including This Issue : 283,233,864 Ordinary Shares 7. Number and Class of All Securities Not Quoted : 7,109,027 Options to Acquire Ordinary Shares M D Richardson Company Secretary
Embargo Until	None

Description	Type	Size (kb)	Action
Issue of Securities	PDF file	12	

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Waiting for Release (1)

- Notice of Issue of Securities
  Status: *Waiting for review*
  Sent - 1 Sep 2006 at 10:50:56 AM

Last 5 Released Announcement(s)

- Ongoing Disclosure - M N McConnell
  Released - 31 Aug 2006 at 09:29:11 AM
- Ongoing Disclosure - B J Nowell
  Released - 31 Aug 2006 at 09:28:24 AM
- Ongoing Disclosure M T Goadby
  Released - 29 Aug 2006 at 02:31:48 PM
- Notice of Issue of Securities
  Released - 29 Aug 2006 at 12:21:22 PM
- Notice of Issue of Securities
  Released - 28 Aug 2006 at 12:04:26 PM

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Logged in (1)

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Fisher & Paykel Appliances Holdings Limited

NZX Stock Exchange Release 1 September 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	20,000
3.	Principal Terms of the Securities	:	Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	20,000 Shares @ NZ$2.525
5.	Date of Issue	:	31 August 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	283,233,864 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	7,109,027

M D Richardson
Company Secretary